SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period April 7, 2004

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period January 29, 2004 to April 7, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/
Name:	Stephen Foster
Title:	Company Secretary
Date:	April 7, 2004

To:	The Manager
Announcements
Company Announcements Office

Public Announcement 2004 – 6AWC

Attached is an announcement in relation to completion of AWAC’s sale of the Specialty Chemicals Division.

/s/
Stephen Foster
Company Secretary

1 March 2004	Alumina Limited
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

1 March, 2004

For Immediate Release

ASX Announcement

Alcoa World Alumina and Chemicals (AWAC) partners, Alumina Limited and Alcoa, announced they had completed the sale of the speciality chemicals division to two private equity firms led by Rhone Capital LLC for approximately US$342 million, which includes the assumption of debt and other unfunded obligations.

The sale is expected to result in a small after tax profit to Alumina Limited, subject to final adjustments and after taking into account approximately A$22 million of goodwill included in Alumina’s carrying value of the asset. Alumina Limited had previously acquired part of its interest in the specialty chemicals division from Alcoa in 1995 as part of the formation of AWAC.

For further information:
Bob Davies
Chief Financial Officer
Alumina Limited
Telephone: (03) 8699 2603
Mobile: 0417 336 455

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2004 – 7AWC

The attached AWAC Cashflow Statement for the year ended 31 December 2003, is an addition to the Alumina Report that was lodged together with Alumina Limited’s Preliminary Final ASX Report, on 28 January 2004. At the time of lodgement, the cashflow statement was not available.

/s/
Stephen Foster
Company Secretary

16 March 2004	Alumina Limited
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

$US Millions (US GAAP) 100%	Full Year 2002	1st Half 2003	2nd Half 2003	Full Year 2003
Operating Activities
Net Income	363.6	228.2	217.6	445.8
Adjustment to reconcile net income to cash from operations:
Depreciation, Amortisation and Impairment	156.5	82.8	87.9	170.7
Other Items*	(3.9)	(55.3)	24.8	(30.5)

Cash From Operating Activities	516.2	255.7	330.3	586.0

Financial Activities
Dividends Paid & Return of Capital to Partners	(391.0)	(207.4)	(274.1)	(481.5)
Change in Debt	(68.9)	15.1	36.6	51.7
Partners Capital Contributions	41.0	—	—	—
Dividends Paid to Minority Interests	(0.4)	—	—	—

Cash used for Financing Activities	(419.3)	(192.3)	(237.5)	(429.8)

Investing Activities
Capital Expenditure	(112.2)	(62.1)	(108.1)	(170.2)
Sale of Subsidiaries	11.0	—	—	—
Other	(1.2)	(5.2)	7.3	2.1

Cash Used for Investing Activities	(102.4)	(67.3)	(100.8)	(168.1)

Effect of Exchange Rate Changes on Cash	3.7	0.4	13.4	13.8

Cash Generated / (Used)	(1.8)	(3.5)	5.4	1.9

Cash and Cash Equivalents
Cash and Cash Equivalents at beginning of period	98.2	96.4	92.9	96.4
Cash and Cash Equivalents at end of period	96.4	92.9	98.3	98.3

Net Change in Cash and Cash Equivalents	(1.8)	(3.5)	5.4	1.9

To:	The Manager
Announcements
Company Announcements Office

Public Announcement 2004 – 10AWC

Please find attached, the following documents in relation to Alumina Limited’s 2004 Annual General Meeting to be held at 10.30am on Wednesday 21 April 2004 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria..

i)	Notice of Annual General Meeting
ii)	Proxy form

Alumina Limited

/s/	ABN 85 004 820 419
Stephen Foster
Company Secretary	GPO Box 5411
Melbourne Vic 3001
Australia

16 March 2004	Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Notice is hereby given that the thirty-fourth

Annual General Meeting of Alumina Limited

will be held in the Auditorium, Melbourne

Exhibition Centre, 2 Clarendon Street,

Southbank, Victoria, Australia at

10.30am on Wednesday 21 April 2004.

ORDINARY BUSINESS

Reports

1	To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2003.

Directors

2	To re-elect Mr Peter A F Hay as a Director.

Mr Hay retires in accordance with the Company’s Constitution. Being eligible, Mr Hay offers himself for re-election.

SPECIAL BUSINESS

Unmarketable Parcels of Shares

3	To amend the Constitution of the Company (as a special resolution) by:

(i)	Amending Rule 2 by:

a)	inserting in alphabetical order the following definition: “Marketable Parcel has the meaning given to that term in the Listing Rules;”;

b)	replacing the words “100 shares” in the third line of the definition of Notice Date with “a Marketable Parcel of shares”; and

c)	deleting the definition of Unmarketable Parcel Scheme Resolution Date.

(ii)	Amending Rule 142 by:

a)	replacing Rule 142(b) with:

“Subject to Rule 142(l), the Secretary on behalf of the Company may at any time and from time to time send to any member who holds less than a Marketable Parcel of shares in the Company a notification that the Company intends selling that member’s shares in the Company on his behalf under this Rule 142.”;

b)	in the first to third lines of Rule 142(c), replacing the words “, on or at any time after the Unmarketable Parcel Scheme Resolution Date, holds less than 100 shares in the Company,” with “is sent a notification by the Company under Rule 142(b)”;

c)	in the tenth and eleventh lines of Rule 142(c), replacing the words “100 shares” with “a Marketable Parcel of shares”;

d)	in the seventh line of Rule 142(k), replacing the words “100 shares” with “a Marketable Parcel of shares”;

e)	in the third to fifth lines of Rule 142(l)(i), replacing the words “(that period to be calculated from the date of adoption of Rules 142 and 143);” with” ; and”;

f)	in the second and third lines of Rule 142(l)(ii), replacing the words “takeover announcement or a takeover offer” with “Takeover (as defined in the Listing Rules)”;

g)	in the seventh line of Rule 142(l)(ii), replacing the words “takeover scheme or takeover announcement” with “Takeover (as defined in the Listing Rules)”;

h)	in the final line of Rule 142(l)(ii), replacing the word “; and” with a full stop; and

i)	deleting Rule 142(l)(iii).

(iii)	Amending Rule 143(a) by inserting in the last line, before the full stop, the words “in relation to the relevant notification sent to that member, subject to Rule 143(b). However, this will not prevent the Company invoking Rule 142 in respect of that member at any time after 12 months after the Notice Date”.

OTHER BUSINESS

4	To transact any other business that may be legally brought forward.

BY ORDER OF THE BOARD

/s/
Stephen C Foster
Company Secretary, Melbourne, Australia 15 March 2004

ORDINARY BUSINESS

ITEM 2:

To re-elect Mr Peter A F Hay as a Director

Mr Peter A F Hay retires by rotation and, being eligible, offers himself for re-election. The personal particulars of Mr Hay are set out below.

Mr Hay was elected as a Director of Alumina Limited from the time of the demerger of WMC Limited and has been a Director since that time. Mr Hay is Chief Executive Officer and member of the Board and former National Executive Chairman of the national law firm Freehills; Director of Pacifica Group Limited and former chairman of the Board of Freehill, Hollingdale & Page, Melbourne.

As a legal practitioner, Mr Hay has advised corporate clients on major corporate transactions (particularly public company takeovers), corporate governance matters and due diligence, continuous disclosure, risk management and compliance systems.

While Mr Hay is a director in his own right rather than in his capacity as a Freehills partner, his legal and management experience enables him to make a valuable contribution to the Board.

SPECIAL BUSINESS

ITEM 3:

Unmarketable Parcels of Shares

Rules 142 and 143 were adopted in 1999 to permit the Company to sell the shares of shareholders who hold less than 100 shares. However, Rules 142 and 143 currently provide that they cannot be used more than 12 months after their introduction. As a result, the small holder scheme in Rules 142 and 143 cannot currently be utilised. The Directors consider that the scheme is advantageous to shareholders and the Company. Small holders are able under the scheme to dispose of their shares without paying brokerage or other transaction costs. The scheme provides for the Company to arrange the sale of small holder’s shares and send the proceeds of sale to the former shareholders. Directors have therefore proposed that the scheme in Rules 142 and 143 be amended so that it is able to be utilised and does not expire after a 12 month period.

Alumina Limited has approximately 94,000 shareholders of whom approximately 2,300 hold less than a marketable parcel of shares. A marketable parcel is a parcel of shares having a value of $500 or more. These small holdings represent 0.0046% of the Company’s issued shares. The Company operated a voluntary scheme in November 2003 for shareholders holding less than 1,000 shares to sell their shares under a facility arranged with a broker.

From the Company’s point of view there is scope for cost savings from a reduction in the number of small holders. Firstly, share registry costs would be reduced. Secondly, there would be a reduction in the costs incurred by the Company in printing and circulating to shareholders documents such as the Annual Report.

Outline of the Scheme

Under the scheme, the Company can sell shareholders’ shares to an arms-length purchaser on the Australian Stock Exchange in the 7 day period following 6 weeks after the Notice Date (as defined in the new Rule). Shareholders are able to elect that their shares not be subject to the scheme.

Shares to which the Scheme relates

The scheme currently relates to all shares held by a person who is at any time registered as the holder of less than 100 shares in the Company. The resolution proposes to change this to the definition used in the Australian Stock Exchange Listing Rules of parcels having a market value of less than $500.

Period of the Scheme

The scheme can only be applied once in any 12 month period, subject to a takeover announcement requiring the cessation of the scheme. The Company is proposing to delete from the Constitution the provision that the scheme cease after 12 months. The costs involved in requesting approval each time the scheme is operated are substantial.

Proceeds of Sales

Under the scheme, the Company is obliged to send the proceeds of a sale of a former shareholder’s Shares to the former Shareholder within 60 days of the date upon which the Company first notified the former shareholder that it proposed selling his shares on his behalf.

Notice

The Company must notify the small holder in writing of its intention to sell his shareholding. The small holder must be given at least a six week notice period from the date that the notice is sent in which to tell the Company that he wishes to retain his shareholding.

Only the shares held by small holders who do not respond in writing to the Company during the notice period, or expressly state that they wish to have their shareholdings sold, may be sold by the Company.

Shareholders should note that if the resolution is passed and if the Company exercises its power of sale under the Constitution, the onus will be on shareholders holding less than a marketable parcel of shares who do not wish to have their shares sold to inform the Company in writing, otherwise their shares will be sold.

The Board recommends that shareholders vote in favour of the proposed amendment to the Company’s Constitution.

ENTITLEMENT TO VOTE

In accordance with regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001 (Cth), the Company has determined that, for the purposes of the meeting, all shares in the Company will be taken to be held by the persons who held them as registered members at 7pm (Melbourne time) on 19 April 2004 (the “Entitlement Time”).

All holders of ordinary shares in the Company at the Entitlement Time are entitled to vote at the meeting.

VOTING

Members entitled to vote at the meeting can vote in any of the following ways:

•	by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or

•	by appointing an attorney to attend and vote on their behalf; or

•	by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice.

VOTING IN PERSON OR BY CORPORATE REPRESENTATIVE

Members entitled to vote who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that the Company may check their shareholding against the Company’s share register and note attendances.

In order to vote in person at the meeting, a corporation which is a member may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act 2001 (Cth), meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.

If a Certificate is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the Certificate is signed, or a certified copy of that Power of Attorney, must accompany the completed Certificate unless the Power of Attorney has previously been noted by the Company.

VOTING BY ATTORNEY

A member entitled to attend and vote at the meeting is entitled to appoint an attorney to attend the meeting on the member’s behalf. Each attorney will have the right to vote on a poll and also to speak at the meeting.

An attorney need not be a member of the Company.

The Power of Attorney appointing the attorney must be duly executed and specify the name of each of the member, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the Power of Attorney must also be received by the Company or the Share Registry in the same manner, and by the same time, as outlined below for proxy forms.

VOTING BY PROXY

A member entitled to attend and vote at the meeting is entitled to appoint one or two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

A proxy need not be a member of the Company.

A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off the Company’s website www.aluminalimited.com. Replacement proxy forms can also be requested from the Share Registry or obtained from the Company’s website.

Where two proxies are appointed, neither proxy may vote on a show of hands and, for the appointments to be effective, each proxy must be appointed to represent a specified proportion of the member’s voting rights. If the proxy appointments do not specify the proportion of the member’s voting rights that each proxy may exercise, each proxy may exercise half of the member’s votes.

If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member’s behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.

To be effective, proxy forms must be received, by post or by facsimile, at either the registered office of the Company, or at the Company’s Share Registry at:

Alumina Limited Share Registry

Computershare Investor Services Pty Limited

GPO Box 242

Melbourne Victoria 3001 Australia

Facsimile: +61 (0)3 9473 2555

by 10.30am (Melbourne time) on 19 April 2004. Proxy forms received after this time will be invalid.

The instrument appointing a proxy is required to be in writing under the hand of the appointor or of that person’s attorney and, if the appointor is a corporation, in accordance with the Corporations Act 2001 (Cth) or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.

If a proxy form is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney, must accompany the completed proxy form unless the Power of Attorney has previously been noted by the Company.

CONTACT DETAILS

Computershare Investor Services Pty Limited

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067 Australia

Telephone: +61 (0)3 9415 4027 or

1300 556 050 (for callers within Australia)

Facsimile: +61 (0)3 9473 2500

Email: web.queries@computershare.com.au

Proxy Form	■

Mark this box with an ‘X’ if you have made any changes to your address details (see reverse)	☒

All correspondence to: Computershare Investor Services Pty Limited GPO Box 242 Melbourne

Victoria 3001 Australia

Enquiries (within Australia) 1300 850 505 (outside Australia) 61 3 9615 5970

Facsimile 61 3 9473 2555

www.computershare.com

Appointment of Proxy

I/We being a member/s of Alumina Limited and entitled to attend and vote hereby appoint

☒	the Chairman of the Meeting (mark with an ‘X’)	OR	☐	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Metting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote is accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Alumina Limited to be held at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria on 21 April 2004 at 10:30am and at any adjournment of that meeting.

Voting directions to your proxy -please mark	☒	to indicate your directions

		For	Against	Abstain*
Item 2.	To re-elect Mr Peter A F Hay as a Director	☐	☐	☐
Item 3.	Amend rules 2, 142 and 143 of the Constitution of the Company	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

*	If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☒	Mark with an ‘X’ if you wish to appoint a second proxy.	AND	☐	%	OR	☐	State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE	This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
☐	☐	☐
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

__________________________________________________		/ /
Contact Name	Contact Daytime Telephone	Date

■	A W C 1 P R	+

How to complete this Proxy Form

1	Your Address

This is your address as it appears on the company’s share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an ‘x’) should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company’s share registry or you may copy this form.

To appoint a second proxy you must:

(a)	indicate that you wish to appoint a second proxy by marking the box.

(b)	on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c)	return both forms together in the same envelope.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the company’s share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting at 10:30 am on 21 April 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:	Alumina Limited share registry
- by posting, delivery or facsimile to Alumina Limited share registry at the address opposite, or	Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston St., Abbotsford 3067
- by delivery to the Registered Office of Alumina Limited being Level 12 IBM Centre 60 City Road SOUTHBANK VIC 3006 Australia	GPO Box 242, Melbourne, Victoria 3001 Australia Facsimile 61 3 9473 2555

To:	The Manager
Announcements
Company Announcements Office

Public Announcement 2004 – 11AWC

Attached is a substantial shareholder notice received on 18 March 2004 and other shareholder information provided as an addendum to the Annual Report 2003.

/s/
Stephen Foster
Company Secretary	Alumina Limited

ABN 85 004 820 419

19 March 2004	GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email
info@aluminalimited.com

[LOGO]	The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

17 March 2004

BY FAX - ORIGINAL IN POST

(613 8699 2699)

Alumina Limited

Level 12

60 City Road

Southbank Victoria 3006

Australia

Re:  Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 16 March 2004. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,159,485,748 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Greg Dickinson or Gina Martinez at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

/s/ Greg Dickinson
Greg Dickinson
Compliance Associate

2

FORM 604

Section 671B

Corporations Law

NOTICE OF CHANGE IN INTERESTS OF SUBSTANTIAL SHAREHOLDER

UNDER SECTION 671B

To:	Alumina Limited

(A.C.N.004820419)

Take notice that The Capital Group Companies, Inc. (A.C.N. n/a) of 333 South Hope St., Los Angeles, California 90071 on 16 March 2004, a substantial shareholder, gives notice of a change in relevant interests, Particulars relating to the relevant interests and changes including a change in relevant interests of an associate of the substantial shareholder are set out below.

1.	Particulars of each relevant Interest at the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company.

(a)	Name and address of holder of relevant interest:

The shares reported were owned by accounts under the discretionary investment management of investment management companies (Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

(b)	Number and description of voting shares of each class of shares in the company which relevant interest is held:

Ordinary shares: 130,688,217 shares

(c)	Name and address of each person registered as holder of voting shares:

See Annexure “A” dated 19 December 2003

(d)	Name and address of each person entitled to become registered as holder of any of the voting shares and particulars of the shares in respect of which the person is entitled to become registered as holder:

None

(e)	The total number of voting shares of each class of shares in the company in which the substantial shareholder and his or her associates held relevant interests was:

See Annexure “A” dated 19 December 2003

(f)	The numbers of voting shares of each class of shares in the company specified in accordance with paragraph (b) are the following percentages of the total numbers of voting shares of those classes:

11.39%

(g)	Reasons why each person named in paragraph (a) was considered an associate for the purposes of Division 2 of Part 1,2 are as follows:

The companies (Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) referred to in paragraph 1(a) are wholly owned direct or indirect subsidiaries of The Capital Group Companies, Inc.

2.	Particulars of each change in relevant interests since the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company:

(a)	The date of change in relevant interest:

16 March 2004

(b)	Whether the change was a change in the relevant interest of an associate of the substantial shareholder and, if so, the name and address of that associate:

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 339 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

(c)	Particulars of the valuable consideration given in relation to the change, including nature of any part of the consideration that did not consist of money, are as follows:

See attached Annexure

(d)	Particulars of any contract, scheme, arrangement or other circumstance because of which the change in the relevant interest(s) occurred are as follow(s):

The management companies referred to in paragraph 2(b) above, acting as discretionary managers, acquired the shares under the terms of the relevant discretionary management contracts,

(e)	Particulars of any qualifications of the power of a person to exercise, control the exercise of or influence the exercise of, the voting powers of those shares in which the relevant interest in which the change occurred is held, are as follows:

In some cases, the clients of the investment management companies have requested that the investment management companies vote portfolio securities on their behalf. Other clients choose to retain the voting control of their portfolio securities (thus taking all the voting power away from the investment management companies).

(f)	Particulars of any additional benefit that a person has, or may, become entitled to receive, whether on the happening of a contingency or not, because of the change in the relevant interest are as follows:

None

3.	Particulars of each relevant interest after the change in relevant interests because of which this notice is required to be given.

(a)	(i) Name and address of holder of relevant interest:

See Annexure “A” dated 16 March 2004 (copy attached)

(ii)	Number and description of voting shares of each class of shares in the company in which relevant interest is held:

120,351,877 shares

(iii)	Name and address of each person entitled to become registered as holder of voting shares after change:

None

(b)	The total number of voting shares of each class of shares in the company in which the substantial shareholder and his or her associates hold relevant interest is:

See Annexure “A” dated 16 March 2004 (copy attached)

(c)	The numbers of voting shares of each class of share in the company specified in accordance with paragraph (b) are the following percentages of the total numbers of voting shares of those classes:

10.38%

Dated 17 March 2004

The Capital Group Companies, Inc.

By:	/s/ Liliane Corzo
(Signature)

Liliane Corzo
Counsel

DIRECTIONS

1.	This form must contain particulars of relevant interests held by a person or his or her associates at the date on which that person became a substantial shareholder. Notice of any subsequent change in those particular must be given, if required, in additional notice in accordance with Form 603, 604 or 605, prescribed under Section 671B, as the case requires.

2.	For the purposes of completing this form, where the voting shares of a company are not divided into 2 or more classes, those shares must be taken to be a class.

3.	Where there is insufficient space on this form to furnish the required information, the information is to be shown in a separate annexure.

4.	Requirements relating to annexures are set out in regulation 1.06.

Alumina Limited Annual Report 2003 – addendum
Substantial Shareholding as at 27 February 2004
The Capital Group Companies Inc	130,688,217	11.39%
Commonwealth Bank Group	79,861,511	8.12%

GEOGRAPHIC LOCATION OF REGISTERED SHAREHOLDERS AS AT 27 FEBRUARY 2004

Area or country	Shareholders	% of Total	Shares held	% of Total
ACT	2,065	2.17	4,933,432	0.43
NSW	23,832	25.06	535,429,878	46.13
NT	306	0.32	427,284	0.04
QLD	13,641	14.34	60,083,790	5.18
SA	9,684	10.18	26,073,461	2.25
TAS	1,489	1.57	3,376,407	0.29
VIC	30,380	31.95	497,571,438	42.87
WA	8,629	9.07	20,252,197	1.74

Total Australia	90,026	94.66	1,148,147,887	98.92

United States of America	295	0.31	441,175	0.04
United Kingdom	2,160	2.27	3,966,328	0.34
New Zealand	1,467	1.54	4,289,561	0.37
Other	1,152	1.21	3,815,597	0.33

Total International	5,074	5.34	12,512,661	1.08

Total	95,100	100.00	1,160,660,548	100.00

SIZE OF SHAREHOLDERS AS AT 27 FEBRUARY 2004

Range of Shares held	Shareholders	%	Shares held	%
1-1,000	42,879	45.09	21,702,960	1.87
1,001-5,000	42,010	44.17	95,424,984	8.22
5,001-10,000	6,409	6.74	46,373,024	4.00
10,001-100,000	3,594	3.78	78,701,718	6.78
100,001-over	208	0.22	918,457,862	79.13
Total	95,100	100.00	1,160,660,548	100.00

Holders of less than a marketable parcel (market value less than $500) 27 February 2004				2,463

TWENTY LARGEST SHAREHOLDERS AS AT 27 FEBRUARY 2004

Shareholder	Shares held	% of total
JP Morgan Nominees Australia	225,988,208	19.47
National Nominees Limited	173,272,366	14.93
Westpac Custodian Nominees	139,955,930	12.06
Citicorp Nominees Pty Limited	130,239,560	11.22
ANZ Nominees Limited	53,660,228	4.62
Queensland Investment Corporation	19,943,433	1.72
HSBC Custody Nominees	18,183,892	1.57
AMP Life Limited	13,436,240	1.16
Cogent Nominees Pty Limited	12,051,615	1.04
RBC Global Services Australia Nominees	9,163,402	0.79
RBC Global Services Australia	9,103,761	0.78
Australian Foundation Investment Company Limited	7,844,154	0.68
NRMA Nominees Pty Limited	6,749,643	0.58
National Australia Trustees	6,157,700	0.53
Westpac Financial Services	5,465,435	0.47
Suncorp Custodian Services Pty Limited	4,641,663	0.40
Government Superannuation Office	3,461,234	0.30
Public Staff Superannuation Board	3,164,400	0.27
Washington H Soul Pattinson and Company Limited	2,617,393	0.23
Westpac Life	2,597,853	0.22

Total held by 20 largest shareholders	847,698,110	73.04

Each ordinary shareholder is entitled on a show of hands to one vote and on a poll one vote for each share held. 6,964,100 options are held by 1,660 option holders of the WMC Employee Share Scheme. Employee share options carry no rights to dividends and no voting rights

To:	The Manager
Announcements Company Announcements Office Australian Stock Exchange

Public Announcement 2004 – 12AWC

Attached is a press release regarding funding of the Pinjarra Efficiency Upgrade.

/s/
Stephen Foster
Company Secretary

Alumina Limited

ABN 85 004 820 419

29 March 2004	GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

29 March 2004

For Immediate Release

Funding of Pinjarra Efficiency Upgrade

The A$440 million efficiency upgrade to the Pinjarra Refinery will consolidate Pinjarra as AWAC’s leading edge and most cost competitive refinery, consistent with AWAC’s growth strategy.

Following the efficiency upgrade the annual production of alumina will increase from 3.5 million tonnes to 4.2 million tonnes and there will also be significant savings in production costs.

The upgrade will be funded by Alcoa of Australia operating cash flow through to the end of 2005, with the benefits expected to be delivered from the beginning of 2006.

The Board’s intention is to continue to distribute the fully franked dividend received from Alcoa of Australia to the extent practicable. The Board also intends to maintain a dividend payout ratio for 2004 similar to last year, having regard to the overall business performance of AWAC, and dividends to the AWAC partners. The portion which is franked will depend on the level of franked dividend received from Alcoa of Australia.

Alumina Limited has substantial financial flexibility with cash on hand of $151 million after paying the 2003 final dividend and modest debt of $410 million.

For further information:
Bob Davies
Chief Financial Officer
Alumina Limited
Telephone: (03)8699 2603
Mobile: 0417 336 455